Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND AUGUST 31, 2016

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (‟Neptune” or the ‟Corporation”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”) and Acasti Pharma Inc. (‟Acasti”), for the three-month and six-month periods ended September 30, 2017 and August 31, 2016. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and six-month periods ended September 30, 2017 and August 31, 2016. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

Beginning in fiscal 2017, the Corporation’s fiscal year ended on March 31, 2017. As a result, the above financial statements include different three-month and six-month periods: the three-month and six-month periods ended September 30, 2017 and three-month and six-month periods ended August 31, 2016. Financial information for the three-month and six-month periods ended September 30, 2016 has not been included in this MD&A for the following reasons: (i) the three-month and six-month periods ended August 31, 2016 provides a meaningful comparison for the three-month and six-month periods ended September 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month and six-month periods ended September 30, 2016 were presented in lieu of results for the three-month and six-month periods ended August 31, 2016; and (iii) it was not practicable or cost justified to prepare this information.

In this MD&A, financial information for the three-month and six-month periods ended September 30, 2017 and August 31, 2016 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on November 14, 2017. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2017 annual MD&A as filed with Canadian securities regulatory authorities on June 7, 2017. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD”, ‟EUR” and ‟GBP” refer to Canadian dollars, US dollars, the Euro and the Pound sterling, respectively. Information disclosed in this report has been limited to what Management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlements, net gain on sale of assets, legal fees related to royalty settlements, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA (or non-IFRS operating loss) calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

BUSINESS OVERVIEW

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field. The Corporation’s growth in the medical cannabis field is an attractive method of utilizing the existing Sherbrooke facility, a key asset of the Corporation, following the sale of the Corporation’s krill oil business in 2017, as described below, given management’s support of the repurposing of the existing facility for the purposes of entering a new and fast-growing industry. The Corporation’s Board of Directors has approved the steps undertaken by the Corporation which are necessary to engage in these cannabis-related activities. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its owned subsidiary Acasti. Acasti is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population.

Transaction concluded with Aker BioMarine

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,076 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. An amount of $11,176 of such proceeds were used for debt reimbursement and to pay the penalty on early repayment.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth segments such as the Green Valley medical cannabis oil extraction project and to acquisitions, in line with its growth strategy.

The Sherbrooke facility is not part of the transaction and the Company is now exploring potential alternatives for its use through the development of unique extractions targeted towards high potential growth segments. A large number of our employees saw their employment end as part of this transaction. A small team of people continues to work on special projects including the medical cannabis project at the facility. Therefore, this transaction did not qualify as discontinued operations for accounting purposes. Furthermore, in light of management’s preliminary assessment of recoverable amount, no revaluation of the useful life and no impairment of the plant and related equipment were recorded for the three-month and six-month periods ended September 30, 2017. The Corporation is still evaluating the full impact of the transaction on its financial statements.

The following table presents a reconciliation of the net gain on sale of assets for the three-month and six-month periods ended September 30, 2017 and the full impact of the sale transaction and concurrent debt reimbursements on the net income of the Corporation:

August 7,
2017
Total transaction proceeds	$43,076
Inventory sold	(11,186)
Net intangible assets sold	(5,792)
Other write-off of asset, severance and transaction costs	(2,227)
Net gain on sale of assets as presented in the statement of earnings of the consolidated interim financial statements	$23,871

Impairment loss on inventories – presented in cost of sales	(1,719)
Penalty on reimbursement, loss on financing and discounting fees on debt reimbursed – presented in finance costs	(566)
Total impact of the transaction on the net income before tax	$21,586

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Human Resources

Neptune, Biodroga and Acasti are currently employing 77 employees.

Issuance of Shares

On May 9, 2017, the Corporation issued 630,681 common shares on settlement of a liability of $858 (US$625). On August 9, 2017 and August 16, 2017, the Corporation respectively issued 34,965 and 20,979 common shares for deferred share units released to members of the Board of Directors for past services.

Creation of the Green Valley Consortium

On May 16, 2017, Neptune and Groupe DJB, in collaboration with the Université de Sherbrooke, announced the creation of the Sherbrooke-based Green Valley Consortium, a strategic partnership that combines the strengths and expertise of three industry stakeholders to carry out medical cannabis production and research and development activities: an industry first. The Consortium partners, with the assistance of Sherbrooke Innopole and the city of Sherbrooke, will work to draw on their combined research, cultural and technical expertise to create a medical cannabis research and development hub that will be recognized both in Canada and abroad. The Consortium intends to develop, commercialize and promote safe, ethically conscious products, while making every effort to abide by stringent industry regulations.

Nasdaq Notification

On July 21, 2017, Neptune received notification from Nasdaq Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for the last 30 consecutive business days. The Nasdaq notification has no immediate effect on the listing of the Company’s shares. The Corporation has 180 calendar days, or until January 17, 2018, to regain compliance. If at any time over this period the bid price of Neptune’s shares closes at US$1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. In the event the Corporation does not regain compliance, the Corporation may be eligible for additional time. The Corporation intends to evaluate all available options to resolve the deficiency and regain compliance with the minimum bid price rule.

About Acasti

Acasti’s strategy is to develop and initially commercialize CaPre for the treatment of severe hypertriglyceridemia (“HTG”). Acasti initiated its Phase 3 program, which would be specifically designed to fully evaluate the clinical effect of CaPre on triglycerides, non-high density lipoprotein cholesterol (non-HDL-C), low-density lipoprotein cholesterol, or “bad” cholesterol (LDL-C), and high-density lipoprotein cholesterol, or “good” cholesterol (HDL-C) levels together with a variety of other interesting cardiometabolic biomarkers in patients with severe hypertriglyceridemia.

In order to qualify for the 505(b)(2) pathway, the U.S. Food and Drug Administration (“FDA”) supported Acasti’s proposal to conduct a bioavailability Bridging Study that compared CaPre (omega-3 free fatty acid/phospholipid composition) with the already-approved HTG drug LOVAZA (omega-3-acid ethyl esters) in healthy volunteers. Given that the primary study objective was met, these results are supporting the basis for claiming a comparable safety profile of CaPre and LOVAZA.

Business and Commercialization Strategy - Key elements of Acasti’s business and commercialization strategy include initially obtaining regulatory approval for CaPre in the United States for severe HTG. Acasti does not currently have dedicated in-house sales and marketing personnel, and is evaluating several alternative go-to-market strategies for commercializing CaPre in the United States. Acasti’s preferred strategy outside the United States is to commercialize CaPre through regional or country-specific strategic partnerships, and to potentially seek support and funding from each partner for clinical development, registration and commercialization activities. Acasti believes that a late development-stage and differentiated drug candidate like CaPre could be attractive to various global, regional or specialty pharmaceutical companies, and Acasti is taking a targeted approach to partnering and licensing in various geographies.

If Acasti reaches commercialization of CaPre, as part of its sales and marketing strategy, they expect to focus on their U.S. launch and commercialization activities, either directly or through a strategic partner, on lipid specialists, cardiologists and primary care physicians who comprise the top prescribers of lipid-regulating therapies for patients with severe HTG.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Key commercialization goals of Acasti continue to be:

•	completion of Acasti’s Phase 3 program and, assuming the results are positive, the filing of a New Drug Application (“NDA”) to obtain regulatory approval for CaPre in the United States, initially for the treatment of severe HTG, with the potential to afterwards expand CaPre’s indication to the treatment of high TGs;
•	continued strengthening Acasti’s patent portfolio and other intellectual property rights;
•	continued evaluation and determination of the optimal strategic approach for commercializing CaPre in the United States; and
•	continued pursuit of strategic opportunities outside of the United States, such as licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions, to provide development capital, market access and other strategic sources of capital for Acasti.

In addition to completing Acasti’s Phase 3 program, Acasti expects that additional time and capital will be required to complete the filing of an NDA to obtain FDA pre-market approval for CaPre in the United States, and to complete business development collaborations, marketing and other pre-commercialization activities before reaching the commercial launch of CaPre.

Operations - Acasti made significant progress in the three-month period ended September 30, 2017 towards achievement of its stated goals and milestones for 2017. During this quarter, Acasti further advanced its clinical development of CaPre. Acasti obtained confirmation from the FDA of its Chemistry, Manufacturing, and Controls plans and the clinical trial design supporting its Phase 3 program. In parallel with the Phase 3 clinical trial planning, additional cGMP production lots of active pharmaceutical ingredients (“API”) (known as NKPL66) and CaPre were manufactured during the second quarter, enabling Acasti to continue to accumulate the CaPre and placebo inventory required to support the activation of clinical trial sites by the end of 2017.

Phase 3 Program Plan - In March 2017, Acasti announced its plans to proceed with its Phase 3 program following its End-of-Phase 2 meeting with the FDA in February 2017. Based on the guidance Acasti received from the FDA, they plan to conduct two pivotal, randomized, placebo-controlled, double blinded Phase 3 studies to evaluate the safety and efficacy of CaPre in patients with severe HTG. These studies of 26 weeks duration will evaluate CaPre’s ability to lower TGs from baseline in approximately 500 patients randomized to either 4 grams daily or placebo. The FDA’s feedback supported Acasti’s plan to conduct two studies in parallel, potentially shortening the time to a NDA submission. These studies will be conducted in multiple centers across North America. The primary endpoint of these studies is to determine the efficacy of CaPre at 4 grams/day compared to placebo in lowering TGs in severe HTG patients, and to confirm safety. In addition, the Phase 3 studies will include numerous secondary and exploratory endpoints, which are designed to assess the effect of CaPre on the broader lipid profile and certain metabolic, inflammatory and cardiovascular risk markers. If any of these secondary or exploratory endpoints show statistical significance, they could become the basis for possible expanded claims and/or future indications.

Acasti initiated its Phase 3 program this quarter and expects to begin site activation as planned before calendar year-end, subject to obtaining the required financing. They are working with a major clinical research organization to prepare for this site activation and to manage the Phase 3 program, and they recently announced the Dariush Mozaffarian, M.D., Ph.D., has agreed to serve as their principal investigator. Dr. Mozaffarian is a cardiologist and epidemiologist serving as the Jean Mayer Professor of Nutrition & Medicine, and the Dean or the Friedman School of Nutrition Science & Policy at Tufts University. His widely published research focuses on how diets, such as those rich in omega-3s and lifestyle, influence cardiometabolic health, and how effective policies can improve health and wellness.

Acasti Presentations at International Industry Conferences - Acasti scientists presented Phase 1 and Phase 2 data for CaPre at the International Academy of Cardiology Annual Scientific Sessions 22nd World Congress on Heart Disease in Vancouver in July 2017. These presentations can be found on Acasti’s website, and the data is also being prepared for submission for publication in a peer-reviewed journal.

Additional information relating to Acasti can be found on SEDAR at www.sedar.com

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SEGMENT DISCLOSURES

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.
•	Cardiovascular segment develops pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by the parties involved.

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended September 30, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	6,795	–	–	6,795
Gross margin	408	–	–	408
R&D expenses	(375)	(3,385)	581	(3,179)
R&D tax credits and grants	30	36	–	66
SG&A	(2,976)	(1,037)	–	(4,013)
Other income – net gain on sale of assets	23,871	–	–	23,871
Income (loss) from operating activities	20,958	(4,386)	581	17,153
Net finance cost	(908)	(120)	(1)	(1,029)
Income taxes	(7)	–	–	(7)
Net income (loss)	20,043	(4,506)	580	16,117

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	20,043	(4,506)	580	16,117
Add (deduct):
Depreciation and amortization	809	667	(581)	895
Finance costs	915	159	–	1,074
Finance income	(9)	(14)	–	(23)
Change in fair value of derivative assets and liabilities	2	(25)	1	(22)
Stock-based compensation	221	295	–	516
Income taxes	7	–	–	7
Impairment loss on inventories	1,719	–	–	1,719
Other income – net gain on sale of assets	(23,871)	–	–	(23,871)
Non-IFRS operating loss[1]	(164)	(3,424)	–	(3,588)

________________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Three-month period ended August 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,587	4	–	11,591
Gross margin	2,587	4	–	2,591
R&D expenses	(366)	(1,621)	581	(1,406)
R&D tax credits and grants	10	23	–	33
SG&A	(2,496)	(856)	–	(3,352)
Loss from operating activities	(265)	(2,450)	581	(2,134)
Net finance income (cost)	(395)	120	(2)	(277)
Income taxes	(8)	–	–	(8)
Net loss	(668)	(2,330)	579	(2,419)

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(668)	(2,330)	579	(2,419)
Add (deduct):
Depreciation and amortization	767	614	(581)	800
Finance costs	683	2	(38)	647
Finance income	(320)	(57)	38	(339)
Change in fair value of derivative assets and liabilities	32	(65)	2	(31)
Stock-based compensation	253	210	–	463
Income taxes	8	–	–	8
Acquisition costs	14	–	–	14
Adjusted EBITDA (non-IFRS operating loss)[1]	769	(1,626)	–	(857)

________________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Six-month period ended September 30, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	13,326	–	–	13,326
Gross margin	2,851	–	–	2,851
R&D expenses	(787)	(5,391)	1,161	(5,017)
R&D tax credits and grants	50	60	–	110
SG&A	(5,797)	(1,853)	–	(7,650)
Other income – net gain on sale of assets	23,871	–	–	23,871
Income (loss) from operating activities	20,188	(7,184)	1,161	14,165
Net finance cost	(1,323)	(100)	(5)	(1,428)
Income taxes	13	–	–	13
Net income (loss)	18,878	(7,284)	1,156	12,750
Total assets	99,408	19,758	(11,294)	107,872
Cash, cash equivalents and restricted short-term investments	34,271	5,329	–	39,600
Working capital[2]	32,885	2,461	1	35,347

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	18,878	(7,284)	1,156	12,750
Add (deduct):
Depreciation and amortization	1,748	1,335	(1,161)	1,922
Finance costs	1,496	289	–	1,785
Finance income	(17)	(30)	–	(47)
Change in fair value of derivative assets and liabilities	(156)	(159)	5	(310)
Stock-based compensation	582	331	–	913
Income taxes	(13)	–	–	(13)
Impairment loss on inventories	1,719	–	–	1,719
Other income – net gain on sale of assets	(23,871)	–	–	(23,871)
Legal fees related to royalty settlements	91	–	–	91
Adjusted EBITDA (non-IFRS operating loss)[1]	457	(5,518)	–	(5,061)

________________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Six-month period ended August 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	22,841	7	–	22,848
Gross margin	6,104	7	–	6,111
R&D expenses	(770)	(4,040)	1,161	(3,649)
R&D tax credits and grants	19	47	–	66
SG&A	(5,686)	(1,423)	–	(7,109)
Loss from operating activities	(333)	(5,409)	1,161	(4,581)
Net finance cost	(1,285)	(75)	(3)	(1,363)
Income taxes	(300)	–	–	(300)
Net loss	(1,918)	(5,484)	1,158	(6,244)
Total assets	87,681	23,552	(13,865)	97,368
Cash, cash equivalents and restricted short-term investments	7,125	8,124	–	15,249
Working capital[2]	14,074	6,047	–	20,121

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(1,918)	(5,484)	1,158	(6,244)
Add (deduct):
Depreciation and amortization	1,532	1,223	(1,161)	1,594
Finance costs	1,251	279	(83)	1,447
Finance income	(1)	(106)	83	(24)
Change in fair value of derivative assets and liabilities	35	(98)	3	(60)
Stock-based compensation	670	275	–	945
Income taxes	300	–	–	300
Acquisition costs	38	–	–	38
Adjusted EBITDA (non-IFRS operating loss)[1]	1,907	(3,911)	–	(2,004)

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

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1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Key ratios of the nutraceutical segment

	Three-month period ended September 30, 2017	Three-month period ended August 31, 2016	Six-month period ended September 30, 2017	Six-month period ended August 31, 2016
Key ratios (in % of total revenues):
Gross margin	6%	22%	21%	27%
Research and development expenses	6%	3%	6%	3%
Selling, general and administrative expenses	44%	22%	43%	25%
Adjusted EBITDA (non-IFRS operating loss)[1]	(2%)	7%	3%	8%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended September 30, 2017 amounted to $6,795, representing a decrease of 41% compared to $11,587 for the three-month period ended August 31, 2016. Total revenues for the six-month period ended September 30, 2017 amounted to $13,326, representing a decrease of 42% compared to $22,841 for the six-month period ended August 31, 2016. This decrease for the three-month and six-month periods ended September 30, 2017 was directly related to the sale of the krill oil manufacturing and distribution activities to Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). For the three-month and six-month periods ended September 2017, the krill business decreased by approximately 86% and 79% respectively in comparison with the three-month and six-month periods ended August 31, 2016. The decrease for the six-month period ended September 30, 2017 is also attributable to a decrease in the solutions business mainly related to timing of orders from some customers. The krill oil manufacturing and distribution sales were $2.1 million during the six-month period ended September 30, 2017 ($10.1 million for the six-month period ended August 31, 2016).

Total revenues for the three-month period ended September 30, 2017 include $246 of royalty revenues compared to $273 for the three-month period ended August 31, 2016. Total revenues for the six-month period ended September 30, 2017 include $480 of royalty revenues compared to $401 for the six-month period ended August 31, 2016.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended September 30, 2017 amounted to $408 compared to $2,587 for the three-month period ended August 31, 2016. Gross margin for the six-month period ended September 30, 2017 amounted to $2,851 compared to $6,104 for the six-month period ended August 31, 2016. The decrease in gross margin for the three-month and six-month periods ended September 30, 2017 compared to the three-month and six-month periods ended August 31, 2016 was due to a decrease in sales revenues as explained above and to an impairment loss on inventories of $1,719 recorded in the three-month and six-month periods ended September 30, 2017, after the transaction concluded with Aker BioMarine. The krill oil manufacturing and distribution gross margin, excluding the impairment loss on inventories of $1.7 million, was $1.2 million during the six-month period ended September 30, 2017 ($2.4 million for the six-month period ended August 31, 2016).

Gross margin in % of total revenues decrease from 22% for the three-month period ended August 31, 2016 to 6% for the three-month period ended September 30, 2017. Gross margin in % of total revenues decreased from 27% for the six-month period ended August 31, 2016 to 21% for the six-month period ended September 30, 2017. The decrease in the gross margin in % is mainly related to the impairment loss on inventories, partially offset by sales of high margin products in the solutions business.

________________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Research and Development (R&D) Expenses

R&D expenses were stable with an amount of $375 in the three-month period ended September 30, 2017 compared to $366 for the three-month period ended August 31, 2016. R&D expenses were stable with an amount of $787 in the six-month period ended September 30, 2017 compared to $770 for the six-month period ended August 31, 2016.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $2,976 in the three-month period ended September 30, 2017 compared to $2,496 for the three-month period ended August 31, 2016, an increase of $480. SG&A expenses amounted to $5,797 in the six-month period ended September 30, 2017 compared to $5,686 for the six-month period ended August 31, 2016, an increase of $111. The increase in the three-month period ended September 30, 2017 is mainly attributable to an increase in compensation and royalties and commissions on sale. The increase in the six-month period ended September 30, 2017 is mainly attributable to an increase in royalties and commissions.

Adjusted EBITDA (Non-IFRS operating loss)1

Adjusted EBITDA decreased by $933 for the three-month period ended September 30, 2017 to a non-IFRS operating loss of $164 compared to an EBITDA of $769 for the three-month period ended August 31, 2016. Adjusted EBITDA decreased by $1,450 for the six-month period ended September 30, 2017 to an Adjusted EBITDA of $457 compared to $1,907 for the six-month period ended August 31, 2016.

The decrease of the Adjusted EBITDA for the three-month and six-month periods ended September 30, 2017 is mainly attributable to the gross margin decrease and increase in SG&A expenses as described above.

Net finance costs

Finance income amounted to $9 in the three-month period ended September 30, 2017 compared to $320 for the three-month period ended August 31, 2016, a decrease of $311. The decrease for the three-month period ended September 30, 2017 is attributable to a foreign exchange gain recorded last year. Finance income amounted to $17 in the six-month period ended September 30, 2017 compared to $1 for the six-month period ended August 31, 2016, an increase of $16.

Finance costs amounted to $915 in the three-month period ended September 30, 2017 compared to $683 for the three-month period ended August 31, 2016, an increase of $232. Finance costs amounted to $1,496 in the six-month period ended September 30, 2017 compared to $1,251 for the six-month period ended August 31, 2016, an increase of $245. The increase for the three-month and six-month periods ended September 30, 2017 is attributable to penalty on reimbursement, loss on financing and discounting fees on debt reimbursed of $565 resulting from the transaction with Aker BioMarine and subsequent debt reimbursements, partially offset by the decrease of the finance costs following the reduction of the debt, and also to the variation of the foreign exchange loss for the six-month period ended September 30, 2017.

Change in fair value of derivative assets and liabilities amounted to a loss of $2 in the three-month period ended September 30, 2017 compared to a loss of $32 for the three-month period ended August 31, 2016. Change in fair value of derivative assets and liabilities amounted to a gain of $156 in the six-month period ended September 30, 2017 compared to a loss of $35 for the six-month period ended August 31, 2016. Variations are caused by the reevaluation of the fair value of financial instruments. Some derivative assets and liabilities were cancelled following debt reimbursement after the transaction with Aker BioMarine.

Income taxes

The net income of the three-month period ended September 30, 2017 includes deferred tax expense of $7. The net loss of the three-month period ended August 31, 2016 includes deferred tax expense of $8. The net income of the six-month period ended September 30, 2017 includes deferred tax recovery of $13. The net loss of the six-month period ended August 31, 2016 includes deferred tax expense of $300. The deferred tax expense or recovery results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016. No tax expense is recognized on the net gain on sale of assets described above, as the determined tax impact will be completely offset by unrecognized deferred tax assets.

Net income (loss)

The nutraceutical segment realized a net income for the three-month period ended September 30, 2017 of $20,293 compared to a net loss of $668 for the three-month period ended August 31, 2016, an increase of $20,961. The nutraceutical segment realized a net income for the six-month period ended September 30, 2017 of $18,878 compared to a net loss of $1,918 for the six-month period ended August 31, 2016, an increase of $21,046.

________________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The increase in the net income for the three-month and six-month periods ended September 30, 2017 is mainly attributable to the net gain on sale of assets of $23,871 (refer to “Transaction concluded with Aker BioMarine”). The gain for the three-month and six-month periods ended September 30, 2017 is partially offset by the impairment loss on inventories of $1,719. The same reasons stated above for the decrease of the Adjusted EBITDA and the variation on net finance costs, stock-based compensation, depreciation and amortization and deferred income tax recovery explain the remainder of the variation.

OPERATING RESULTS OF THE CARDIOVASCULAR SEGMENT (Acasti)

Non-IFRS operating loss1

The Non-IFRS operating loss increased by $1,798 for the three-month period ended September 30, 2017 to $3,424 compared to $1,626 for the three-month period ended August 31, 2016. This Non-IFRS operating loss increase was primarily due to an increase in R&D expenses net of tax credits and grants of $1,638 and an increase in G&A expenses of $194, before consideration of stock-based compensation, amortization and depreciation and administrative fees. The Non-IFRS operating loss increased by $1,607 for the six-month period ended September 30, 2017 to $5,518 compared to $3,911 for the six-month period ended August 31, 2016. This Non-IFRS operating loss increase was primarily due to an increase in R&D expenses net of tax credits and grants of $1,146 and an increase in G&A expenses of $517, before consideration of stock-based compensation, amortization and depreciation and administrative fees.

During the three-month period ended September 30, 2017, Acasti continued to move its R&D program forward as planned on its previously announced timeline for the conduct of its Phase 3 clinical program and production scale-up. The $3,349 in total R&D expenses net of tax credits and grants for the three-month period ended September 30, 2017 totaled $2,592 before depreciation, amortization and stock-based compensation, compared to $1,598 in total R&D expenses net of tax credits and grants for the three-month period ended August 31, 2016 or $954 before depreciation, amortization and stock-based compensation. This $1,638 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $895 increase in research contracts as well as an increase of $609 in professional fees. The increased research contract expense resulted primarily from a $693 increase in contracts associated with its clinical trial program as $956 was incurred primarily with Acasti’s clinical research organization (“CRO”) during the three-month period ended September 30, 2017 in preparation for Acasti’s Phase 3 clinical study program site activation initiation by the end of 2017. This compares to about $263 incurred during the prior comparative period in connection with the completion of contracts under the subsidiary’s successful Phase 1 bioavailabiity bridging clinical study. The remaining $202 in increased research contracts resulted from expanded scaled-up production activities related to CaPre during the three-month period ended September 30, 2017. The increased professional fees resulted primarily from completing due diligence and preliminary discussions for strategic research and development partnership and licensing arrangements. An increase of $94 in incremental salaries and benefits primarily related to full-time compared to half-time direct leadership and management of R&D combined with the addition of several technicians to production and quality control during the three-month period ended September 30, 2017 compared to the three-month period ended August 31, 2016.

The $5,331 in total R&D expenses net of tax credits and grants for the six-month period ended September 30, 2017 totaled $3,874 before depreciation, amortization and stock-based compensation, compared to $3,993 in total R&D expenses net of tax credits and grants for the six-month period ended August 31, 2016 or $2,728 before depreciation, amortization and stock-based compensation. This $1,146 increase in R&D expenses before depreciation, amortization and stock-based compensation was mainly attributable to the $893 increase in professional fees incurred in completing due diligence and preliminary discussions for strategic research and development partnership and licensing arrangements, as referenced for the three-month period’s increased expenses. Research contract expense remained approximately $2,000, but the nature of the expenses changed. Of the $2,000 expenses, $1,059 related to the Phase 3 and other clincial study programs, and $1,011 of contract manufacturing (“CMO”) production expenses for the six-month period ended September 30, 2017. This is compared to $1,534 of expenses for PK Bridging and other clinical study programs and $525 in CMO production expenses for the six-month period ended August 31, 2016. Salary and benefits also contributed to the overall increase by $158 related to R&D management combined with additional headcount for production and quality control in August 2017, as Acasti is advancing its Phase 3 clinical study program. Of the increase of $103 in other expenses, $46 related to increased travel expenses for the strategic development due diligence activities.

________________________________

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The $1,037 in total G&A expenses for the three-month period ended September 30, 2017 totaled $795 before depreciation, amortization, administrative fees and stock-based compensation, compared to $856 in total G&A expenses for the three-month period ended August 31, 2016 or $601 before depreciation, amortization, administrative fees and stock-based compensation. The increase was mainly attributable to a $72 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the subsidiary’s strategy and financing while becoming more independent from Neptune. The increase also resulted from net increased professional fees of $99 due primarily to expenses for legal fees relating to the conduct of Acasti’s annual and special meeting of shareholders, the completion of the subsidiary’s periodic filings and other corporate matters, and the reactivation of the subsidiary’s public and investor relations programs. The increased legal fees partially resulted from Acasti becoming more independent from Neptune and resulting increased reliance on external legal counsel. These increases were partially offset by reduced marketing research expenses during the three-month period ended September 30, 2017.

The $1,853 in total G&A expenses for the six-month period ended September 30, 2017 totaled $1,557 before depreciation, amortization, administrative fees and stock-based compensation, compared to $1,423 in total G&A expenses for the six-month period ended August 31, 2016 or $1,040 before depreciation, amortization, administrative fees and stock-based compensation. The increase was mainly attributable to a $238 increase in salaries and benefits associated with adding full-time executive and managerial headcount to support the subsidiary’s strategy and financing while becoming more independent from Neptune. This increase also resulted from increased professional fees of $248 due primarily to expenses relating to reactivating the subsidiary’s public and investor relations programs and additional legal fees due to increased independence from Neptune, as well as an increase of $32 in other expenses.

Net Loss

Acasti realized a net loss for the three-month period ended September 30, 2017 of $4,506 an increase of $2,176 compared to a net loss of $2,330 for the three-month period ended August 31, 2016. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section, in addition to variations caused by finance costs and change in fair value described below and by the increase of stock-based compensation expenses.

Acasti realized a net loss for the six-month period ended September 30, 2017 of $7,284 an increase of $1,800 compared to a net loss of $5,484 for the six-month period ended August 31, 2016. These results are mainly attributable to the factors described above in the Non-IFRS operating loss section, in addition to variations caused by finance costs and change in fair value described below and by the increase of stock-based compensation expenses.

Finance costs amounted to $159 for the three-month period ended September 30, 2017, an increase of $157 compared to $2 for the three-month period ended August 31, 2016. The increase was primarily due to an increase in interest on convertible debentures of $92 for the three-month period ended September 30, 2017, combined with the variation of the foreign exchange loss. Finance costs amounted to $289 for the six-month period ended September 30, 2017, an increase of $10 compared to $279 for the six-month period ended August 31, 2016. The increase was primarily due to an increase in interest on convertible debentures of $183 for the six-month period ended September 30, 2017, combined with the variation of the foreign exchange loss.

Change in fair value of derivative assets and liabilities amounted to a gain of $25 for the three-month period ended September 30, 2017 compared to a gain of $65 for the three-month period ended August 31, 2016. Change in fair value of derivative assets and liabilities amounted to a gain of $159 for the six-month period ended September 30, 2017 compared to a gain of $98 for the six-month period ended August 31, 2016. Variations for the three-month and six-month periods are caused by the reevaluation of the fair value of financial instruments.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, capital expenditures and acquisitions are mainly financed through the cash coming from the agreement concluded with Aker, cash flows from operating activities and our liquidities, as well as the issuance of debt and common shares.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial assets caption in the statement of financial position. Under this decreasing swap with an original nominal value of $5,625 (value of $4,286 as at September 30, 2017), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $4,413 as of September 30, 2017.

The Corporation also entered into a cross currency swaps to manage foreign currency risk. These swaps were cancelled and settled for $59 following the reimbursement of the loan in GBP following the transaction with Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). Fair values of these swaps were presented under other financial assets and other financial liabilities caption in the statement of financial position. The Corporation did not apply hedge accounting to foreign currency differences arising from these previous agreements.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Operating Activities

During the three-month period ended September 30, 2017, the cash from operating activities amounted to $3,810. The cash flows used by operations before the change in operating assets and liabilities amounted to $5,314. The changes in operating assets and liabilities amounting to $9,125, mainly coming from trade and other receivables, prepaid expenses, inventories and trade and other payables, increased the cash flows from operations to the positive said amount of $3,810.

During the three-month period ended August 31, 2016, the cash from operating activities amounted to $3,371, after consideration of taxes paid of $ 344. The cash flows used by operations before the change in operating assets and liabilities amounted to $914. The changes in operating assets and liabilities amounting to $4,630, mainly coming from trade and other receivables, inventories, prepaid expenses and trade and other payables, increased the cash flows from operations to the positive said amount of $3,371.

During the six-month period ended September 30, 2017, the cash used in operating activities amounted to $379. The cash flows used by operations before the change in operating assets and liabilities amounted to $7,118. The changes in operating assets and liabilities amounting to $6,739, mainly coming from trade and other receivables, inventories and trade and other payables, decreased the cash flows from operations to the negative said amount of $379.

During the six-month period ended August 31, 2016, the cash from operating activities amounted to $2,199, after consideration of taxes paid of $344. The cash flows used by operations before the change in operating assets and liabilities amounted to $2,389. The changes in operating assets and liabilities amounting to $4,933, mainly coming from trade and other receivables, inventories and trade and other payables, increased the cash flows from operations to the positive said amount of $2,199.

Investing Activities

The investing activities for the three-month period ended September 30, 2017 include a proceeds of $43,076 resulting of the sale of assets to Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). During the three-month period ended September 30, 2017, except for the variation in the short-term investments generating $164 of cash, the cash flow used for investing activities were for acquisition of property, plant and equipment ($151) and for acquisition of intellectual property ($3,572) which was payable as at March 31, 2017.

During the three-month period ended August 31, 2016, except for the variation in the short-term investments generating $1,806 of cash, the cash flow used for investing activities were $546 for acquisition of property, plant and equipment related to R&D equipment for Acasti.

The investing activities for the six-month period ended September 30, 2017 include a proceeds of $43,076 resulting of the sale of assets to Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). During the six-month period ended September 30, 2017, except for the variation in the short-term investments generating $323 of cash, the cash flow used for investing activities were for acquisition of property, plant and equipment ($302) and for acquisition of intellectual property ($3,590) which was payable as at March 31, 2017.

During the six-month period ended August 31, 2016, except for the variation in the short-term investments generating $2,821 of cash, the cash flow used for investing activities were $1,151, mainly for acquisition of property, plant and equipment related to R&D equipment for Acasti.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Financing Activities

During the three-month period ended September 30, 2017, the financing activities used $15,543 of cash mainly for the repayment of loans and borrowings of $14,972, interest paid of $238 and penalty on debt reimbursement of $263.

During the three-month period ended August 31, 2016, the financing activities used $2,121 of cash mainly for the repayment of loans and borrowings of $1,594, net of increase of line of credit, and for the interest paid of $527.

During the six-month period ended September 30, 2017, the financing activities used $17,627 of cash mainly for the repayment of loans and borrowings of $16,203, interest paid of $671, penalty on debt reimbursement of $263 and for the payment of Acasti public offering and debt issuance transaction costs of $421.

During the six-month period ended August 31, 2016, financing activities used $1,448 of cash mainly from increase in loans and borrowings of $3,675 related to loan from Bank and Clients, partially offset by repayment of loans and borrowings of $4,063, including the repayment of line of credit and interest paid of $1,060.

At September 30, 2017, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $37,178. Of this amount, $5,329 are Acasti’s funds raised through a public and private offering in 2017 for the development of its product and its marketing. As such the funds are not available to the nutraceutical segment. The Corporation has also restricted short-term investments of $2,422 that are mostly pledged for the loan incurred in the acquisition of Biodroga.

The Corporation has an authorized bank line of credit of $1,800 (expiring on August 31, 2018), of which $1,800 was available as at September 30, 2017.

In addition, Acasti, the Corporation’s subsidiary representing the cardiovascular segment, is subject to a number of risks associated with the conduct of its clinical program and its results, the establishment of strategic alliances and the successful development of new pharmaceutical products and their marketing. Acasti has incurred significant operating losses and negative cash flows from operations since inception. To date, Acasti has financed its operations through the public offering and private placement of common shares and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. Acasti anticipates that the products developed by Acasti will require approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations is dependent on a number of factors outside of Acasti’s control. Acasti’s positive working capital balance has declined since the previous financings that occurred on February 21, 2017 and is expected to continue to decline until Acasti raises additional funds or finds a strategic partner. Acasti’s current assets as at this date are projected to be significantly less than needed to support the current liabilities as at that date when combined with the projected level of expenses for the next twelve months, including not only the preparation for, but the planned initiation of the Phase 3 clinical study program for its drug candidate, CaPre. Additional funds will also be needed for the expected expenses for the total CaPre Phase 3 research and development phase beyond the next twelve months. Acasti is working towards development of strategic partner relationships and plans to raise additional funds in the near future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. In particular, raising financing is subject to market conditions and is not within Acasti’s control. If Acasti does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti currently has no other arranged sources of financing.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and six-month periods ended September 30, 2017 and August 31, 2016. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month period ended September 30, 2017	Three-month period ended August 31, 2016	Six-month period ended September 30, 2017	Six-month period ended August 31, 2016
	$	$	$	$
Total revenues	6,795	11,591	13,326	22,848
Non-IFRS operating loss[1]	(3,588)	(857)	(5,061)	(2,004)
Net income (loss)	16,117	(2,419)	12,750	(6,244)
Net income (loss) attributable to equity holders of the Corporation	19,074	(1,191)	17,528	(3,348)
Basic and diluted income (loss) per share	0.24	(0.02)	0.22	(0.04)

Total assets			107,872	97,368
Working capital[2]			35,347	20,121
Non-current financial liabilities			5,607	20,394
Equity attributable to equity holders of the Corporation			84,082	53,276

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	September 30, 2017	June 30, 2017	March 31, 2017 (4 months)	November 30, 2016
	$	$	$	$
Total Revenues	6,795	6,531	11,829	12,141
Non-IFRS operating loss[1]	(3,588)	(1,473)	(1,227)	(464)
Net income (loss)	16,117	(3,367)	(2,298)	9,421
Net income (loss) attributable to equity holders of the Corporation	19,074	(1,546)	(424)	10,685
Basic and diluted income (loss) per share	0.24	(0.02)	(0.01)	0.14

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1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

	August 31, 2016	May 31, 2016	February 29, 2016	November 30, 2015
	$	$	$	$
Total Revenues	11,591	11,257	10,030	5,520
Non-IFRS operating loss[1]	(857)	(1,147)	(493)	(2,554)
Net loss	(2,419)	(3,824)	(379)	(2,927)
Net income (loss) attributable to equity holders of the Corporation	(1,191)	(2,157)	615	(1,776)
Basic and diluted income (loss) per share	(0.02)	(0.03)	0.01	(0.02)

The net income for the quarter ended September 30, 2017 includes other income related to sale of assets of $23,871 and impairment loss on inventories of $1,719. The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117. The net loss of the quarter ended February 29, 2016 includes a recovery of income taxes of $2,046 related to recognition of previously unrecognized deferred tax assets of the Corporation as a result of future profitability expected from the acquired business of Biodroga and deferred tax on the net results of Biodroga since the acquisition date. Starting in the quarter ended February 29, 2016, revenues increased because Biodroga’s revenues are then consolidated.

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at September 30, 2017 compared to March 31, 2017:

	Increase
Accounts	(Reduction)	Comments
Cash and cash equivalents	21,375	Refer to ‟ Consolidated liquidity and capital resources’’
Trade and other receivables	(9,682)	Receipt of accounts receivables and royalty settlement
Inventories	(7,142)	Sales of inventories to Aker BioMarine and impairment loss on inventories of $1,719. Refer to “Transaction concluded with Aker BioMarine”
Restricted short-term investments	(323)	Release of restriction on short-term investments
Property, plant and equipment	(1,200)	Costs related to equipment net of depreciation
Intangible assets	(6,350)	Amortization of intangible assets and sale of IP. Refer to “Transaction concluded with Aker BioMarine”
Trade and other payables	(1,298)	Payment of trade and other payables
Loans and borrowings	(15,943)	Repayments of loans and borrowings. Refer to “Transaction concluded with Aker BioMarine”
Deferred revenues	(209)	Recognition of deferred revenues
Long-term payable	(168)	Payment of long-term payable
Other financial liabilities	(369)	Decrease in the fair value of the derivative warrant liabilities and cancellation of the cross currency swap contracts

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2017.

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1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CONSOLIDATED CONTRACTUAL OBLIGATIONS

Derivatives over the Corporation’s own equity in the amount of $49 at September 30, 2017 do not give rise to liquidity risk because they settle in shares and thus have been excluded from the below table.

The following are the contractual maturities of financial liabilities and other contracts as at September 30, 2017:

					September 30, 2017
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$9,322	$9,322	$8,695	$326	$301	$–
Loans and borrowings*	6,989	7,423	3,804	3,619	–	–
Unsecured convertible debentures*	1,509	2,383	160	2,223	–	–
Research and development contracts	–	2,787	2,787	–	–	–
Purchase obligation	–	283	283	–	–	–
Operating leases	–	2,027	604	757	666	–
Other agreements	–	109	109	–	–	–
	$17,820	$24,334	$16,442	$6,925	$967	$–

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of September 30, 2017, Neptune was compliant with all of its borrowing covenant requirements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and six-month periods ended September 30, 2017 and August 31, 2016 are the same as those applied by the Corporation in its consolidated financial statements for the thirteen-month period ended March 31, 2017, except as disclosed below.

The following is an amendment to standards applied by the Corporation in the preparation of its consolidated interim financial statements:

IAS 7 – Statement of Cash Flows

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (‟IASB”) or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the three-month and six-month periods ended September 30, 2017 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 9 – Financial Instruments

IFRS 15 – Revenue from Contracts with Customers

IFRS 16 – Leases

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

IFRIC 23 – Uncertainty over Income Tax Treatments

Further information on these modifications can be found in Note 3 of the September 30, 2017 consolidated interim financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month period ended September 30, 2017 that have materially affected, or are reasonably likely materially affecting its ICFR.

RISKS AND UNCERTAINTIES

The Corporation is subject to many risks, including those outlined in the Corporation’s “Risks and Uncertainties” section of its 2017 annual MD&A filed with Canadian securities regulatory authorities on June 7, 2017. Due to the Corporation’s pursuit of new growth opportunities, such as its medical cannabis production and research project at the Sherbrooke facility described in the “Business Overview” section of this MD&A, the Corporation is also exposed to the additional industry-specific risks described below.

License Approval Process

The Corporation is applying for a licence with Health Canada to produce cannabis oil under the Access to Cannabis for Medical Purposes Regulations (ACMPR). In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer of medical Cannabis, which at this time has been confirmed by the agency as being at the Review and Security Clearance stage (stage 2 of 6). The Corporation is reliant upon obtaining the license from Health Canada in order to pursue its cannabis-related activities. There is no guarantee that the Corporation’s medical marijuana licence application will be approved by Health Canada, or that any prospective projects in the industry will be successfully completed. Additionally, there is no guarantee that, should the Corporation be approved for the license with Health Canada, such license will be renewed or extended in the future under the same or similar terms. Any change to the Corporation’s cannabis-related license could significantly impact the Corporation, as described below.

Furthermore, as a condition for obtaining the licence, Health Canada requires multiple steps to be taken, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access to the Corporation’s existing Sherbrooke facility. The Sherbrooke facility will need to be inspected to the satisfaction of Health Canada before a license can be granted to the Corporation, after Neptune has taken all steps imposed by Health Canada in preparation for such inspection.

Time and Cost

The amount of time required to obtain a licence is dependent upon Health Canada’s timeline for reviewing licence applications. Further, the amount of time the Corporation may need to resolve any comments received from Health Canada during the application process will not be known until such comments are received. As a result, the Corporation is currently at too early a stage in the licensing process to provide any estimate of the amount of time required in order to obtain a licence.

However, the Corporation is in the process of assembling a budget for the payment of specific equipment and building improvements required for its current extraction facility, which could meet the above-noted licensing requirements of Health Canada. The budgeted cost of the facility will be re-assessed once Health Canada has approved the plans for the facility. Until the Corporation’s facility is adapted to meet the requirements of the ACMPR and available for inspection by Health Canada, and until the Corporation is in receipt of a final licence from Health Canada, the Corporation cannot engage in any cannabis production-related activities. There is no assurance that the Corporation will successfully develop its cannabis business in a profitable manner, or at all.

Competition

The Corporation plans to compete in a growing industry with an increasing number of participants subject to rapid changes and developments. The Corporation will face the challenge of competing with companies of varying sizes and at varying stages of licensing and levels of development of related products in the cannabis industry.

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Regulations, Laws and Guidelines

The Corporation’s cannabis-related activities are subject to regulations, laws and guidelines from a variety of governmental authorities regarding the production, distribution and business involvement in cannabis-related activities that are also subject to change due to the aforementioned rapidly evolving industry. These include, but are not limited to, rules regarding the transport, storage, manufacture and disposal of cannabis-related products. Moreover, the Corporation is subject to environmental, health, safety, privacy, and many other similar laws and regulations. Such regulations, laws and guidelines are subject to change and development, and any delay or change in such rules could significantly impact the Corporation’s business. Furthermore, any failure to comply with such rules could significantly impact the Corporation’s business, including the potential obligation to pay fines and penalties, loss of profits, unfavourable publicity and damage to the Corporation’s reputation, among other negative impacts.

Personnel

The Corporation has appointed Mr. Michel Timperio as President, Ms. Melody Harwood as Head of Scientific & Regulatory Affairs and Mr. Eric Krudener as Director of Product and Brand Development of its cannabis business. The Corporation is reliant upon the contributions to be made by these recently-appointed individuals, as well as other members of its management team dedicating significant efforts to the development of cannabis-related activities, in order to face the challenges, risks and uncertainties imposed by the cannabis industry.

Corporate position on conducting business in international jurisdictions where cannabis is federally illegal

Neptune remains committed to only conduct business, related to manufacturing cannabis oil products, in jurisdictions where it is federally legal to do so. The Company will not conduct business, related to manufacturing cannabis related products, in jurisdictions, such as the United States, in which cannabis is federally-illegal. Neptune believes that conducting activities which are federally illegal, or investing in companies which do, puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.

Additional Information

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at November 14, 2017, the total number of common shares issued and outstanding is 78,655,212 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 750,000 warrants, 4,117,367 options and 570,752 deferred share units outstanding. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.

The following instruments, upon exercise, will alter the allocation of equity attributable to controlling and non-controlling equity holders, but will not result in the Corporation issuing common shares from treasury. Acasti has 18,400,000 Series 8 warrants (including 592,500 warrants owned by the Corporation), 161,654 Series 9 warrants, 1,965,259 public offering warrants 2017, 234,992 Series 2017 – Broker warrants, 1,052,630 2017 Unsecured convertible debenture conversion option and contingent warrants and 2,401,188 options outstanding at this date. Each Series 9 warrant, public offering warrants 2017, Series 2017 – Broker warrants, 2017 Unsecured convertible debenture conversion option and contingent warrants and option is exercisable into one Class A share to be issued from treasury of Acasti. Ten Series 8 warrants are exercisable into one Class A share to be issued from treasury of Acasti. Information about Acasti call-options, options and warrants of Acasti reflect the reverse stock split that occurred on October 14, 2015.